EXHIBIT 21.1

Wellness Center USA, Inc.

List of Subsidiaries

Name of Subsidiary or Consolidated Entity	Place of Formation/Incorporation (Jurisdiction)	Date of Incorporation (Date of Acquisition, if Applicable)	Attributable Interest

CNS Wellness Florida, LLC	The State of Florida	May 26, 2009 (August 2, 2012)	100%

Psoria-Shield Inc.	The State of Florida	June 17, 201 (August 24, 2012)2	100%

National Pain Centers, Inc.	The State of Nevada Florida	January 24, 2014 (February 28, 2014)	100%

Stealthco, Inc.	The State of Illinois	March 18, 2014 (April 4, 2014)	100%